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[COOPERS & LYBRAND LETTERHEAD]



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in this registration statement of SBE, Inc. and subsidiary (the Company) on Form S-8 (covering the offering of up to 400,000 shares of common stock of the Company pursuant to its 1987 Supplemental Stock Option Plan and its 1991 Non-Employee Directors' Stock Option
Plan) of our report dated December 6, 1994, on our audits of the consolidated financial statements and financial statement schedules of the Company as of October 31, 1994 and 1993, and for the years ended October 31, 1994, 1993, and 1992, which report is included in the Company's 1994 Annual Report on Form 10-K.




/s/ Coopers & Lybrand L.L.P.

Oakland, California
May 8, 1995